GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

November 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Great-West Life & Annuity Insurance Company (“Company”)

Pre-Effective Amendment No. 2 on Form S-1

File No. 333-219412

Commissioners:

The Company and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the Contracts that are the subject to the above-referenced Registration Statement, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on December 1, 2017, or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Sincerely,

Great-West Life & Annuity Insurance Company		GWFS Equities, Inc.

By:		By:

	/s/ Jenny Glowacki	/s/ Teresa L. Luiz
	Jenny Glowacki	Teresa L. Luiz
	Vice President	Compliance Officer

cc: David Orlic, Senior Counsel

  Division of Investment Management, Disclosure Review and Accounting Office